First Integrity Capital Partners Corp.

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	111,985
Accounts receivable		1,000
Receivable from clearing broker		2,157
Securities deposited with clearing broker		59,536
Securities purchased, not yet sold		353,920
Property and equipment, net of accumulated depreciation of $67,911		17,474
Other assets		12,770
Total assets	$	558,842
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	19,631
Accrued liabilities		3,000
Total liabilities		22,631
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		402,066
Dividends		(6,500)
Retained earnings		140,545
Total stockholders' equity		536,211
Total liabilities and stockholders' equity	$	558,842

See accompanying notes